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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              -------------------
                                 SCHEDULE TO/A

                TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
            SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 5)


                             -------------------

                             GRUBB & ELLIS COMPANY
         (Name of Subject Company (issuer) and Filing Person (offeror))

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   400095204
                                   400095105
                     (CUSIP Number of Class of Securities)

                             ROBERT J. WALNER, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                             GRUBB & ELLIS COMPANY
                         2215 SANDERS ROAD, SUITE 400
                          NORTHBROOK, ILLINOIS 60062
                                 (847) 753-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
               Communications on Behalf of the Filing Person(s))

                                    COPY TO:
                              SCOTT R. HABER, ESQ.
                                LATHAM & WATKINS
                       505 MONTGOMERY STREET, SUITE 1900
                        SAN FRANCISCO, CALIFORNIA  94111
                                 (415) 391-0600

                              -------------------


          Check the appropriate boxes below to designate any transactions to which the statement relates:

             [_]    third-party tender offer subject to Rule 14d-1

             [x]    issuer tender offer subject to Rule 13e-4

             [_]    going private transaction subject to Rule 13e-3

             [_]    amendment to Schedule 13D under Rule 13d-2

          Check the following box if the filing is a final amendment reporting the results of the tender offer [_]
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  This Amendment No. 5 to Tender Offer Statement on Schedule TO relates to the offer by Grubb & Ellis Company, a Delaware corporation, to purchase up to 7,000,000 shares of its common stock, $0.01 par value, at a price of $7.00 per share, net to the seller in cash, without interest. Grubb & Ellis Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 15, 2000 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

  On January 25, 2001, the company issued a press release announcing the preliminary results of the tender offer. The company announced, based upon a preliminary count that approximately 19,556,402 shares of the company's common stock were validly tendered and that the final proration factor will be announced in accordance with the terms of the offer. The full text of the company's January 25, 2001 press release is filed as Exhibit (a)(5)(vi) hereto and incorporated herein by reference.

ITEM 12.  EXHIBITS.


(a)(5)(vi) Press Release dated January 25, 2001. Any Internet addresses provided in this release are for information purposes only and are not intended to be hyperlinks. Accordingly, no information in any of these Internet addresses is included herein.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 24, 2001                     GRUBB & ELLIS COMPANY


                                             By:/s/ BRIAN D. PARKER
                                                ----------------------
                                             Name: Brian D. Parker
                                             Title: Executive Vice President




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                                 EXHIBIT INDEX



Exhibit                  Description
--------                 -----------
Number
--------

(a)(5)(vi) Press Release dated January 25, 2001. Any Internet addresses provided in this release are for information purposes only and are not intended to be hyperlinks. Accordingly, no information in any of these Internet addresses is included herein.







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